UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

BANCO SANTANDER (BRASIL) S.A.

Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Public-Held Company with Authorized Capital

ANNOUNCEMENT TO THE MARKET

Banco Santander (Brasil) S.A. (“Santander Brasil”), in accordance with the sixth paragraph of article 12, of CVM Ruling No. 358 of January 3, 2002, informs that on October 29, 2010 it received the following notice from Qatar Holding Luxembourg II S.à r.l.:

“Qatar Holding Luxembourg II S.à r.l. (“QHL”), societé à responsabilité limitée established and validly existing under the laws of Luxembourg and duly represented by the undersigned persons, communicates you that pursuant to a certain purchase agreement, dated 28 October 2010, executed between Banco Santander, S.A., as issuer, and QHL, as the purchaser, relating to up to USD 2,818,800,000 6.75 per cent mandatorily exchangeable bonds due 29 October 2013 (“Exchangeable Bonds Purchase Agreement”), it has purchased on the date hereof an aggregate principal amount of USD 2,718,800,000 of such bonds (“Exchangeable Bonds”), which are exchangeable into the equivalent of 5.00024% of the issued share capital of Santander Brasil (“Exchange Property”) subject to certain contractual provisions and up to the maturity date.

With the purposes of complying with 2nd paragraph of Section 12 of Instruction No. 358 of Comissão de Valores Mobiliários, dated January 3, 2002, as amended, QHL requests that Santander Brasil communicates to Comissão de Valores Mobiliários and BM&FBovespa S.A., as applicable, the following:

(i)             QHL is domiciled in Luxembourg, with headquarter at 65, Boulevard Grande-Duchese Charlotte, L-1331, Luxembourg;

(ii)            QHL acquired just for investment purpose USD 2,718,800,000 in the form of Exchangeable Bonds, which are exchangeable subject to certain contractual provisions up to 29 October 2013 into the equivalent of 5.00024% of the issued capital of Santander Brasil;

(iii)          Up to the present date and except for the Exchangeable Bonds, QHL dos not hold directly or indirectly any shares, warrants (bonus de subscrição), subscription rights or stock options in connection with stock of Santander Brasil;

(iv)           Up to the present date, QHL does not hold directly or indirectly any convertible bonds (or debentures conversíveis) issued by Santander Brasil;

(v)            QHL has not executed (and has no knowledge of) any contract agreement regulating the voting exercise or the purchase and sale of stock issued by Santander Brasil, except for the Exchangeable Bonds Purchase Agreement and related transaction documents, which do not regulate any voting exercise of the stock issued by Santander Brasil but rather provide for the exchange of the Exchangeable Bonds into the equivalent of 5.00024% of the issued capital of Santander Brasil up to 29 October 2013 and subject to certain contractual provisions.”

São Paulo, November 1st, 2010.

Carlos Alberto Lopez Galán

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: November 1, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Vice-President Executive Officer